UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

S & T BANCORP, INC.

(Name of Issuer)

Common Stock

(Title or Class of Securities)

783859101

(CUSIP Number)

December 31, 2010 Year-End

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

CUSIP No. 783859101

1) Names of Reporting Persons

IRS Identification No. Of Above Persons

S & T Bank

25-0776600

2) Check the Appropriate Box if a Member of a Group (See Instructions)

a) [ ]

b) [ ]

3) SEC USE ONLY

4) Citizenship or Place of Organization - Pennsylvania

Number of Shares Beneficially Owned By Each Reporting Person With:

5) Sole Voting Power 1,103,448

6) Shared Voting Power -0-

7) Sole Dispositive Power 640,494

8) Shared Dispositive Power 447,309

9) Aggregate Amount Beneficially Owned by Each Reporting Person

1,103,448

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares

(See Instructions) [ ]

11) Percent of Class Represented by Amount in Row (9) 3.95%

12) Type of Reporting Person (See Instructions) BK

Item 1(a) Name of Issuer:

S&T Bancorp, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:

P.O. Box 190, 800 Philadelphia Street, Indiana, PA

15701

Item 2(a) Name of Person Filing:

S&T Bank

Malcolm E. Polley

Executive Vice President, Managing Director

Wealth Management Group

Item 2(b) Address of Principal Business Office:

P.O. Box 220, 800 Philadelphia Street

Indiana, PA 15701

Item 2(c) Citizenship:

Pennsylvania, United States

Item 2(d) Title of Class of Securities:

Common Stock

Item 2(e) CUSIP Number:

783859 10 1

Item 3. If this statement is filed pursuant to Rules 13 d-1(b), or 13d-2(b),

check whether the person filing is a:

(a)[ ] Broker or dealer registered under Section 15 of the Exchange Act;

(b)[X ] Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)[ ] Insurance Company as defined in Section 3(a)(19) of the Exchange

Act;

(d)[ ] Investment Company registered under Section 8 of the Investment

Company Act;

(e)[ ] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[ ] An Employee Benefit Plan or Endowment Fund in accordance with Rule

13d-1(b)(1)(ii)(F);

(g)[ ] A Parent Holding Company or Control Person in accordance with Rule

13d-1(b)(1)(ii)(G);

(h)[ ] A Savings Association as defined in Section 3(b) of the Federal

Deposit Insurance Act;

(i)[ ] A Church Plan that is excluded from the definition of an

Investment Company under Section 3(c)(14) of the Investment Company

Act;

(j)[ ] Group, in accordance with Rule 13d(b)(1)(ii)(J).

Item 4. Ownership:

The following information is as of December 31, 2010:

(a) Amount Beneficially Owned: 1,103,448

(b) Percent of Class: 3.95%

(c) Number of shares to which such person has:

(i) sole power to vote or to direct the vote 1,103,448

(ii) shared power to vote or to direct the vote -0-

(iii) sole power to dispose or to direct the disposition of 640,494

(iv) shared power to dispose or to direct the disposition of 447,309

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X). .

Item 6. Ownership of More than Five Percent on Behalf of Another

Person:

Not Applicable

Item 7. Identification and Classification of the Subsidiary

Which Acquired the Security Being Reported on By the

Parent Holding Company

Not Applicable

Item 8. Identification and Classification of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the Issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011

Date

S&T Bank

By

/s/ Malcolm E. Polley

S&T Bank

Malcolm E. Polley

Executive Vice President, Managing Director

Wealth Management Group